Mail Stop 4561

December 20, 2007

Peter Walsh
Senior Vice President, Chief
   Financial Officer and Treasurer
Factset Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

     Re: Factset Research Systems Inc.
             Form 10-K for the Fiscal Year Ended August 31, 2007
             Definitive Proxy Statement on Schedule 14A
             File No. 001-11869

Dear Mr. Walsh:

We have reviewed the above referenced filing(s) and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2007

Consolidated Statements of Cash Flows, page 34

1.   We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2007 and 2006. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No. 123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in fiscal years 2007 and 2006 and why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Notes to the Consolidated Financial Statements, page 36

Note 2. Accounting Policies, page 36

Revenue Recognition, page 36

2.   It appears that you changed your accounting policy with respect to the classification of clearing fees from recording them as cost of services to recording them as a reduction of revenue in the third quarter of fiscal year 2006. That is, your current disclosure states, "clearing fees are recorded as a reduction to revenues in the period incurred…" while your disclosure in periodic filings prior to the third quarter of fiscal year 2006 stated that "clearing fees are expensed as a cost of service in the period incurred…" Please clarify how your reporting of this change complied with the provisions of APB Opinion No. 20 (or SFAS No. 154 if adopted). In addition, tell us what accounting literature you applied in making the determination that clearing fees should be recorded as a reduction to revenues. Tell us whether you currently record clearing fee recoveries as revenue or a reduction to cost of sales on your statement of operations.

Note 3. Common Stock and Earnings Per Share, page 43

3.   Please tell us your consideration of disclosing the share amounts of all dilutive securities that affect earnings per share pursuant to paragraph 40.a of SFAS No. 128.

Item 9A. Controls and Procedures, page 55

4.   Please tell us whether the Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective based upon

the full definition contained in Rule 13a-15(e) and 15d-15(e) under the Exchange Act.

5.   You state that your Chief Executive Officer and Chief Financial Officer have concluded that the company's disclosure controls and procedures are effective in ensuring that all material information required to be filed "in this quarterly report" has been made known to them in a timely fashion. Your CEO and CFO must assess the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report in which the conclusion is stated.   Please confirm that management's conclusion regarding the effectiveness of your disclosure controls and procedures applies to your annual report on Form 10-K.

Signatures, page 59

6.   We note the filing is not signed by your controller or principal accounting officer, or someone so designated. Please include this signature in your amended filing.

Exhibits 31.1 and 31.2

302 Certifications

7.   Note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 4, 2005) available on our website at www.sec.gov. Revise your certifications to remove the title of the officers from the first sentence pursuant to the format of the certifications in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

8.   Although you provide a general discussion of your policies relating to your bonus and long-term equity components of your compensation program, please include a more focused discussion that not only sets forth the actual amounts awarded under these elements but also provides substantive analysis and insight into how the Committee determined the actual award amounts. Discuss and analyze how the Compensation Committee determined the actual size of the bonus payments and the number of shares underlying the stock option awards as well as the number of threshold, target and maximum number of shares underlying the performance share awards.

9.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation

objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. Clarify whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. In doing so, please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated or contemplated awards.

10.   Item 402(b)(2)(v)-(vii) of Regulation S-K requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please revise to provide appropriate quantitative disclosure in this regard. To the extent you believe that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure pursuant to Instruction 4. In discussing how difficult it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which the Committee set the incentive parameters based upon a probability that you would achieve the performance objectives.

Executive Compensation, page 17

Grants of Plan-Based Awards, page 18

11.   You state that the amounts of the annual cash incentive compensation earned in fiscal 2007 by [y]our NEOs are included in the "Non-Equity Incentive Plan Compensation" column of the 2007 Summary Compensation Table," yet there is no such column appearing in the summary compensation table. Further, it does not appear as though you provided non-equity incentive compensation under an incentive plan, as that term is defined in Item 402(a)(6) of Regulation S-K. Please advise.

12.   It appears as though you have omitted the table required by Item 402(d) of Regulation S-K. If the table provided on page 18 is meant to serve as the Grants of Plan-Based Awards Table, your presentation is not consistent with the format

mandated by Item 402(d) of Regulation S-K and you should provide us with your basis for providing tabular information that deviates so significantly from the format set forth in the rules. If the table is meant to serve as a supplement to the information required by Item 402(d), please provide an accessible and easy-to-understand description of how investors should utilize the data contained in the table, which, we note, employs the use of fifteen columns.

Option Exercises and Stock Vested, page 20

13.	Please revise the Option Exercises and Stock Vested table to conform to the requirements of Item 402(g).

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Katherine Wray at 202-551-3483 or Jay Ingram at 202-551-3397.

Sincerely,

Stephen Krikorian
Accounting Branch Chief